SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Free Translation
Disclaimer	Of the Original in Portuguese

Calyon Corporate Finance Brazil - Consultoria Financeira Ltda. (“Calyon Brazil”) was retained by Braskem S.A. (“Braskem”) in order to prepare an independent valuation report (“Valuation Report”) of the following assets: (i) Ipiranga Petroquímica S.A. (“IPQ”), following the merger with its subsidiary Copesul - Companhia Petroquímica do Sul, (ii) Petroquímica Paulínia S.A. (“PPSA”), (iii) Ipiranga Química S.A. (“IQ”) (IPQ, IQ and PPSA together denominated“Assets”, and together with Braskem denominated “Companies”) and, additionally, (iv) of Braskem itself, related to a possible merger of IPQ into Braskem (“Merger”), under the terms of article 227 of the Brazilian Corporation Law.

1. This Valuation Report can only be used under the terms of the Brazilian Corporation Law, of the instructions of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – CVM ) or of other applicable legislation, to be made available to the shareholders of Braskem and of the Assets, as well as the public in general, under the scope of the Transaction, and shall not be used or used as reference by any person to whom this Valuation Report was not directly destined, as referred above, or for any purpose other than those described herein. This Valuation Report, including its analyses and conclusions, does not constitute a recommendation to any Braskem shareholder or any member of the Board of Directors of Braskem or any of the Companies on how to act or/and vote in any matter related to the Merger. The base date used in this Valuation Report is June 30th 2008.

2. In order to reach the conclusions presented in this Valuation Report, among other initiatives: (i) we used the consolidated financial reports: (a) of Braskem, audited by KPMG Auditores Independentes for the years ended on December 31st 2005, 2006 e 2007, and non audited for the semester ended on June 30th 2008; (b) of IPQ following the merger with Copesul, for the year ended on December 31st 2007 and for the semester ended on June 30th 2008, both not audited; and (c) of IQ, audited by PricewaterhouseCoopers for the years ended on December 31st 2006 e 2007, and non audited for the semester ended on June 30th 2008; (ii) we revised other information related to the Companies, including projections assumptions prepared by Braskem and price projections for the main products and raw materials prepared by CMAI (Chemical Market Associates, Inc.); (iii) we held discussions with members of the management of Braskem and the Assets about the businesses and outlooks for the Assets; and (iv) we took into consideration other public information, financial surveys, analyses and researches, as well as financial, economic and market criteria that we considered relevant, including for the purpose of analyzing the consistency of the information received from Braskem (together denominated “Information”) . The controlling shareholders and the management of Braskem and of the Assets did not (i) interfere with, limit or difficult, in any manner whatsoever, our access, utilization or knowledge of working information, goods, documents or methodologies relevant to the quality of the analysis presented in this Valuation Report, (ii) determine the methodologies used in the preparation of this Valuation Report, or (iii) restrict, in any manner whatsoever, our capacity to determine the conclusions presented in an independent manner in this Valuation Report.

3. For the purpose of our review, we assumed the veracity, exactness and completeness of the Information, and that no relevant information related to our scope of work was kept undisclosed to us. With respect to the parcel of Information related to future events, we assumed that such Information reflects the best estimates currently available in relation to the future performance of the Braskem and the Assets. Additionally, for the purpose of our review of the Information, we analyzed, based on our experience in preparing valuation reports of companies of similar size and same sector of the Companies, the consistency of the Information and we used it when we considered it reasonable for the preparation of the Valuation Report, but we did not assume any duty to perform an independent verification of any of the Information, or to carry an independent verification or valuation of any asset or liability (contingent or not) of the Braskem and the Assets, nor were we provided any analysis to this respect. We were also not requested to conduct (and we did not conduct) any physical inspection of the properties and facilities of Braskem and the Assets. Finally, we did not assess the solvency or fair value of the Braskem and the Assets under the scope of any law relative to bankruptcies, insolvency or similar matters.

4. As a result of the limitations mentioned in item 3 above, we do not nor will we make any expressed or implicit representation or declaration in relation with any Information used in the preparation of this Valuation Report. Should any of the assumptions related to item 3 above not be confirmed, or if anyhow, the Information proves incorrect, incomplete or inaccurate, our conclusions might differ materially.

2	Valuation Report of Braskem and its Subsidiaries – August 2008

Free Translation
Disclaimer (Cont’d)	Of the Original in Portuguese

5. Additionally, for the analyses based on the discounted free cash flow methodology, we assumed a macroeconomic scenario based on market consensus compiled and published by the Central Bank of Brazil, which may differ materially for the future results. Given that the analyses and values are based on forecasts of future results, they do not necessarily indicate the real future financial results of the Companies, which may be significantly more or less favorable that those suggested by our analysis. Moreover, considering that these analyses are intrinsically subject to uncertainties, as they are based on different events and factors which escape from our control and from the Companies’ control, we will not be liable in any manner should the future results of Braskem and/or any of the Assets differ materially from the results presented in this Valuation Report. There is no guarantee that the future results of the Companies will reach the same levels of the financial projections used as a basis for our analysis, and that the differences between our projections and the financial results of the Companies will not be relevant. The future results of the Companies can also be affected by market and economic conditions.

6. The preparation of a financial analysis is a complex process which involves several definitions related to the more appropriate and relevant financial analysis methodologies as well as to the application of such methodologies. We reached a final conclusion based on the results of the analysis made considered as a whole, and we did not reach conclusions based on, or related to, any of the factors or methods of our analysis taken separately. Consequently, we believe our analysis must be considered as a whole and that any selection of parts of our analysis and specific factors, without considering our analysis and our conclusions as a whole, may result in an incomplete or incorrect understanding of the processes used for the purpose of our analyses and conclusions.

7. This Valuation Report only indicates an estimate, following or own criteria, of the value derived from the application of the valuation methodologies known as discounted free cash flow and comparable transactions multiples, as may be the case, methodologies which are commonly used in financial valuations of companies, and does not analyze any other aspect or implication of the Merger or any future contract or agreement reached in relation to the Merger. We do not express any opinion related to the issuance price of the shares to be issued as a result of the Merger or the value at which the shares of the Companies will be traded in the stock market at any time. Additionally, this Valuation Report is not and should not be used as (i) an opinion about the adequacy of the Merger (fairness opinion) or (ii) a recommendation related to any aspect of the Merger. Moreover, this Valuation Report does not address the strategic and commercial adequacy of the Merger, nor does it address the eventual strategic and commercial decision from the parties related to the Merger to perform the Merger. The results presented in this Valuation Report are exclusively destined to the Merger, and do not apply to any other decision or operation, present or future, related to the Companies or the sector in which they operate.

8. Our Valuation Report is necessarily based on information that was provided to us on this date and considering market, economic and other conditions as they present themselves and as they may be assessed as of this date. Although future events and other developments may affect the conclusions presented in this Valuation Report, we dot have any obligation to update, review, rectify or revoke this Valuation Report, in whole or in part, as a result of any future development or for any reason whatsoever.

9. We did not consider any synergies from the merger of the Assets into Braskem, as the Companies are being valued on a stand alone basis. Nevertheless, as it announced previously, Braskem calculated synergies with a net present value of US$ 1.1 Bn resulting from that merger

10. As per Braskem indication, the net debt calculation in the scope of this Valuation Report considers an adjustment related to events that occurred after June 30th 2008, specifically the shares purchased by Braskem under its share repurchase program and the shares acquired by minority shareholders who exercised their right to withdraw related to the merger of Grust Holdings S.A. into Braskem . The amounts related to such events were considered as being part of Braskem’s indebtedness as of June 30th 2008.

3	Valuation Report of Braskem and its Subsidiaries – August 2008

11. Our analyses do not differentiate classes or types of shares, when and if applicable, and do not include operating, fiscal or any other nature of benefits or losses, including any eventual goodwill, or any synergy, incremental value and/or costs, in case they exist, resulting from the conclusion of the Merger, should it occur, or any other operation. The valuation does not take into consideration eventual operating and financial benefits or losses that may occur after the conclusion of the Merger as a result of commercial changes in the existing businesses.

12. Braskem agreed in reimbursing our expenses and in indemnifying us, or persons related to us, should specific damages and expensed occur as a result of our hiring. We received a fee related to the preparation of this Valuation Report independently from the approval or rejection of the Merger by the shareholders or the companies involved.

13. We provided, from time to time, in the past, investment banking services, financial and banking services in general and other financial services to Braskem and its affiliates and, also, to any of the Assets and to any other company involved in the Merger, for which we have been remunerated, and we may in the future provide such services to Braskem and its affiliates and, also, to any of the Assets and to any other company involved in the Merger, for which we expect to be remunerated. Calyon Brazil and our affiliates provide a variety of financial services and other services related to securities, brokerage and investment banking. In the course of these activities, we may acquire, hold or sell, acting for our proprietary interest and for the interests of our clients, shares, debt instruments and other securities and financial instruments (including bank loans and other obligations) of Braskem, any of the Assets or any other company involved in the Merger, as well as provide investment banking services and other financial services to these companies, their controllers or controlled companies. Additionally, the professionals involved with securities research and other divisions of Credit Agricole Group may base their analyses and publications on different analyses methodologies when compared with those employed in the preparation of this Valuation Report. Consequently, the research reports and other publication prepared by them may include results and conclusions different from those presented herein, considering that these analyses and the valuation reports were prepared by independent analysts without any connection with the professionals which participated in the preparation if this Valuation Report. We adopt policies and procedures to preserve the independence of our securities analysts, which may have different perceptions than those of our investment banking department. We also adopt policies and procedures to preserve the independence between our investment banking department and the other areas and departments of Calyon Brazil and other companies of the Credit Agricole Group, including, but not limited to, the asset management department, proprietary stocks, debt instruments, securities and other financial instruments trading desks.

14. We do not own any direct or indirect interest in Braskem, the Assets or the Merger which may constitute a conflict of interest or which reduces our independence in preparing this Valuation Report.

15. We did not provide accounting, auditing, legal, tax or fiscal services related to this Valuation Report.

16. The financial calculations presented in this Valuation Report might not always lead to precise results as a consequence of rounded numbers. .

17. This Valuation Report is Calyon’s Brazil intellectual property.

4	Valuation Report of Braskem and its Subsidiaries – August 2008

Executive Summary	Free Translation
- Summary of Valuation Results	Of the Original in Portuguese

7	Valuation Report of Braskem and its Subsidiaries – August 2008

8	Valuation Report of Braskem and its Subsidiaries – August 2008

Calyon Information	Free Translation
- Investment Banking Credentials in Brazil	Of the Original in Portuguese

• Calyon is the corporate and investment banking division of the Crédit Agricole Group. Crédit Agricole Group is one of the largest financial groups of the world, with presence in more than 70 countries and 157 thousand employees globally

• Crédit Agricole Group main activities include: financing, structured operations, retail bank, asset management, besides other activities generally performed by a financial institution; to a broad and diversified client base, including corporations, financial institutions, governments and individuals

Selected Credentials

Year	Description
2008	• Calyon acted as advisor to MPP – Mineração Pirâmide Participações Ltda. in the sale of a 49% stake to ArcelorMittal
2008	• Calyon acted as joint bookrunner (on the international offering) on Vale global offering of up to 256,926,766 common shares and 164,402,799 preferred shares
2007	• Calyon acted as advisor to Sojitz Corporation in the acquisition of a 33.3% stake in ETH Bioenergia S.A.
2007	• Calyon acted as advisor to Odebrecht Group in the acquisition of Destilaria Alcidia S.A.
2007	• Calyon acted as financial advisor to Braskem S.A. in the preparation of the valuation report for the delisting of Copesul S.A.
2007	• Calyon acted as co-manager in the IPO of Açúcar Guarani S.A.
2006	• Calyon acted as exclusive financial advisor to Fidelity National Information Services, Inc. (“FIS”), one of the leading suppliers of service technologies to financial institutions worldwide, in the creation of a joint venture with Banco Bradesco S.A. and Banco ABN Amro Real
2006	• Calyon acted as exclusive financial advisor to Braskem S.A., in the negotiation with Petroquisa, which had a call option to increase its stake in Braskem
2006	• Calyon acted as co-manager in the IPO of TAM S.A.

9	Valuation Report of Braskem and its Subsidiaries – August 2008

Calyon Information	Free Translation
- Internal Approval Process and Qualification of Professionals	Of the Original in Portuguese

Internal Approval Process

• Independent analyses performed by Calyon Investment Banking professionals were reviewed by and were approved by a Fairness Committee composed by Directors of Calyon’s Global Investment Banking division

Qualification of Professionals

• The professionals involved in this Analysis are listed below:

Name	Position	Summary of Most Relevant Experience

Graciema Bertoletti	Director and Head of Calyon Corporate Finance Brazil	• Ms. Bertoletti joined in 2002

• Prior to Calyon, she worked in the Latin America Investment Banking group at Morgan Stanley Dean Witter, and in the Equity Capital Markets group at ABN Amro, both in New York

• She has participated in various mergers and acquisitions and equity capital markets transactions, including more recently:
advisory to MPP in selling a minority stake to Arcelor Mittal, advisory to Braskem in the acquisition of Group Ipiranga Petrochemical assets, advisor to the Odebrecht Group in their first acquisition in the sugar and ethanol business, advisory to private investor in the acquisition of Carrefour’s agribusiness assets

• Ms. Bertoletti graduated in Economics from Universidade Federal in Rio de Janeiro, and holds an MBA degree from Harvard Business School. Ms. Bertoletti has the Series 7 certificate by NASD (National Association of Securities Dealers)

Stephan Mancini, CFA	Vice President Investment Banking Brazil	• Mr. Mancini has joined Calyon in 2000 and spent five years at Calyon’s Corporate Banking division in Brazil and New York before joining the Investment Banking Division

• His most recent transactions include: advisor to MPP in selling a minority stake to Arcelor Mittal, advisor to Sojitz in the acquisition of a 33% stake in ETH, advisor to Odebrecht in the acquisition of the Alcidia sugar and ethanol mill and advisor to Fidelity National Investment Services in the creation of a credit card processing joint-venture in Brazil

• Master in Management from HEC Paris, with a concentration in Economics. Mr. Mancini speaks fluently Portuguese, French, English and Spanish

João Daniel Arruda	Analyst Investment Banking Brazil	• João Arruda joined Calyon São Paulo in early 2007

• His most recent transactions were the advisory to MPP in selling a minority stake to Arcelor Mittal and advisory to Odebrecht for the acquisition of the Alcidia sugar and ethanol mill

• Bachelor in Business Administration from Escola de Administração de Empresas de São Paulo EAESP-FGV. Mr. Arruda speaks fluently Portuguese, Spanish and English

10	Valuation Report of Braskem and its Subsidiaries – August 2008

Calyon Information	Free Translation
- Calyon’s Statement	Of the Original in Portuguese

Declarations

• Calyon Brazil declares, for the purpose of CVM Instruction 319/99, that as of August 11th 2008

• Calyon Brazil does not hold any direct or indirect interest in in Braskem, in the Assets or in the Transaction which may constitute a conflict of interest

• The controlling shareholders and the management of Braskem, of Copesul and of Ipiranga Petroquímica did not interfere with, limit or difficult, in any manner whatsoever, our access, utilization or knowledge of working information, goods, documents or methodologies relevant to the quality of the analysis presented in this Valuation Report

• Calyon Brazil does not have conflict of or common interests, current or potential, with Braskem, or in regards to the minority shareholders of the Company, or related to the Company, to Copesul, to Ipiranga Petroquímica, their respective shareholders, or related to the Transaction

• As of August 11th, 2008, Calyon Brazil, its controlling shareholder and affiliate companies state that do not own any shares of Braskem directly. Additionally, Calyon Brazil also states that its affiliate Crédit Agricole Brasil S/A DTVM has under discretionary management the following shares:

Entity	Type of Asset	Amount	% of the Capital	Value R$
Crédit Agricole Brasil S/A DTVM	Braskem – BRKM5	81,600	0.0159%	1,071,408

11	Valuation Report of Braskem and its Subsidiaries – August 2008

12	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview - Braskem Operational	Free Translation Of the Original in Portuguese

Overview	Financial Highlights – Braskem Controlling Company (in BRL MM)

• Braskem was created in 2002, through the merger of the petrochemical assets of Odebrecht and Mariani groups	(in BRL MM)	2005	2006	2007	LTM*
	Net Revenue	11,492	10,931	12,134	11,976
• Braskem is the leading Latin American petrochemical company. The company manufactures, mainly, in two petrochemical complexes, Camaçari, State of Bahia and Triunfo, State of Rio Grande do Sul providing a diversified range of products, with a strategic focus on polyethylene, polypropylene and PVC	EBITDA	2,790	1,929	2,165	1,948
	EBITDA Margin	24.3%	17.6%	17.8%	16.3%
• The operations of Braskem (operational) are organized in three segments:
	EBIT	1,638	1,002	1,160	926
• Basic Petrochemicals: 1,280 ktons ethylene production capacity yearly	EBIT Margin	14.3%	9.2%	9.6%	7.7%
• Polyolefins: 560 ktons production capacity yearly for polypropylene and 1,285 ktons for polyethylene
• Vinyls: 1,186 ktons production capacity yearly	Net Income	686	78	543	628
	Net Margin	6.0%	0.7%	4.5%	5.2%
• Braskem is listed in the Bovespa and NYSE. Market Cap as of August 4th was US$ 4,441 MM
	Total Assets	14,908	15,752	16,632	18,435

	Net Debt	4,441	4,508	4,667	5,769
External Growth
• On March 19th, 2007 Braskem announced the acquisition of the petrochemical assets of the Ipiranga Group further integrating its participation in the Triunfo petrochemical complex	Net Worth	4,647	4,448	5,845	7,340

	* Last Twelve Months as of June 30th 2008
• On May 30th, 2008 Braskem announced the integration of Petrobras’ petrochemical assets (stakes in Petroquímica Paulínia and Ipiranga Química) within Braskem	Source: Financial Statements and Braskem

	Sales Breakdown per Product* (1H08)

13	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview	Free Translation
- IPQ: Definition	Of the Original in Portuguese

IPQ Definition	Financial Highlights –IPQ Pro-Forma with Copesul (in BRL MM)

• For the scope of this valuation report, we considered the resulting entity from the merger of Copesul into Ipiranga Petroquímica as one single entity (referred as IPQ in this report)	(n BRL MM)	2007

• The description of IPQ is separated in two sections, one with the description of the polyolefin activities of IPQ and the other with the description of the basic petrochemicals activity from the merged Copesul	Net Sales	7,878

	EBITDA	1,363
	EBITDA Margin	17.3%

	EBIT	1,082
	EBIT Margin	13.7%

	Net Income	605
	Net Margin	7.7%

	Total Assets	5,206

	Net Debt	1,760

	Net Worth	1,395

			Source: Braskem

	Sales Breakdown by Volume – IPQ Pro-Forma with Copesul (1H08)

14	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview	Free Translation
- IPQ: Polyolefins Division (former Ipiranga Petroquímica)	Of the Original in Portuguese

IPQ Polyolefins Division: former IPQ	Financial Highlights – former Ipiranga Petroquímica (in BRL MM)
• IPQ produces and markets petrochemical products and has investments abroad in companies which carry the same activities

• The company is based on the Southern Petrochemical Complex in Triunfo, State of Rio Grande do Sul and has 5 industrial units which produce:	(in BRL MM)	2006	2007
	Net Revenue	3,310	2,054
• Polyethylene: 550 ktons per year of production capacity
	EBITDA	552	314
• Polypropylene: 150k tons per year of production capacity	Margin EBITDA	16.7%	15.3%

	EBIT	478	278
• Braskem acquired a stake in IPQ capital as a result of the acquisition of Ipiranga’s petrochemical assets in March 2007	Margin EBIT	14.4%	13.5%

	Net Income	322	268
	Net Margin	9.7%	13.1%

	Total Assets	2,171	2,052
	Net Debt	742	629
	Shareholders' Equity	483	634

	Source: Ipiranga Petroquímica Financial Report

15	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview	Free Translation
- IPQ: Basic Petrochemicals Division (former Copesul)	Of the Original in Portuguese

IPQ Basic Petrochemicals Division: former Copesul	Financial Highlights – former Copesul¹ (in BRL MM)
• Copesul was founded in 1976 and is located in the Southern Petrochemical Complex of Triunfo, State of Rio Grande do Sul. Copesul is the 2nd largest Brazilian petrochemical cracker in terms of installed capacity	(in BRL MM)	2005	2006	2007

• Ethylene annual production of approximately 1,210 k tons	Net Revenue	5,617	6,376	7,333
	EBITDA	1,067	1,147	1,162
• Copesul was acquired by the Ipiranga and Odebrecht groups in 1992 when it was privatized	EBITDA Margin	19.0%	18.0%	15.9%
	EBIT	865	913	917
• Copesul processes raw materials derived from oil (naphtha, LPG, condensate) to produce basic petrochemicals (such as ethylene, propylene, butadiene, benzene, solvents, and fuels)	EBIT Margin	15.4%	14.3%	12.5%
	Net Income	567	615	554
• Most of Copesul’s products are sent by pipelines to the 2nd Generation players present in the Southern Petrochemical Complex	Net Margin	10.1%	9.6%	7.6%

• The company acquires naphtha² from Petrobras (48%) in the domestic market and imports from Argentine suppliers (28%) and North African suppliers (24%)	Total Assets	2,189	2,467	3,735
	Net Debt	258	(44)	(151)
	Shareholders' Equity	1,247	1,300	1,251

• In March, 2007, Braskem acquired Ipiranga’s petrochemical assets, increasing its stake in the capital of Copesul and, after a Tender Offer, Braskem concluded the delisting of the company	Source: Copesul Financial Reports

1 Since its delisting, Copesul ceased publishing its audited financial statements
2 In 2007, Source: Braskem 20-F 2007

16	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview - Ipiranga Química (IQ)	Free Translation Of the Original in Portuguese

Ipiranga Química (IQ) – Overview	Financial Highlights – Ipiranga Química (em BRL MM)
• Ipiranga Química operates in the distribution of chemical and petrochemical products and is the Brazilian market leader with a 10% market share	(in BRL MM)	2006	2007
• The company serves more than 5,000 customers in 50 different markets, with a portfolio of approximately 1,000 products	Net Revenue	450	500

	EBITDA	23	19
• The logistic structure of IQ is composed by Distribution Centers in the cities of Guarulhos (SP), Canoas (RS) and Duque de Caxias (RJ) and logistics bases in the cities of Araucária (PR), Camaçari (BA) and Recife (PE)	EBITDA Margin	5.2%	3.8%
	EBIT	18	13
• The company has distribution contracts for products of companies such as Petrobras, Conoco-Phillips and Eastman Chemical	EBIT Margin	4.1%	2.7%
	Net Income	211	229
	Net Margin	46.8%	45.9%

	Total Assets	774	1,007

	Net Debt	105	83

	Shareholders’ Equity	589	818

	Source: Financial Statements Ipiranga Química

17	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview - Petroquímica Paulínia (PPSA)	Free Translation Of the Original in Portuguese

Overview

• Petroquímica Paulínia was created in September 2005, initially as a joint venture between Braskem (60% of capital) and Petroquisa (40% of capital)

• Located in Paulínia (SP), PPSA has total capacity/year of 350 ktons of PP (expected for 2010). PPSA started operations in April 2008 and should produce 300 ktons yearly initially. Total investments were of around US$300MM

• After May 30th 2008, some of the petrochemical assets of Petrobras and its subsidiary Petroquisa were merged into Braskem, and Braskem's stake in PPSA reached 100% of capital

• The industrial unit utilizes polymer grade propylene (propylene obtained from refinery grade propylene) supplied by Petrobras, through the refineries of Paulínia (Replan) and Henrique Lage (Revap) as raw material

18	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview	Free Translation
- Shareholding Structure	Of the Original in Portuguese

19	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Overview	Free Translation
- Position in The Petrochemical Chain	Of the Original in Portuguese

20	Valuation Report of Braskem and its Subsidiaries – August 2008

21	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Valuation	Free Translation
- Macroeconomic Assumptions	Of the Original in Portuguese

• We considered the market consensus for macroeconomic assumptions compiled and disclosed by the Brazilian Central Bank (“Focus Report”), as of August 1st, 2008

• As the Focus Report only refers to projections in the period from 2008 to 2012, we considered that, from 2012 to the normalized year, inflation and interest rates estimates would remain constant

• In relation to the exchange rate, we considered the end of the year and the year average projections published in the Focus Report. After 2012, we projected the exchange rate based on the Purchase Power Parity Method

• In order to remain consistent with CMAI price projections (“CMAI Scenario”), we considered the US inflation assumptions provided by the company

Macroeconomic Assumptions

Assumptions	2007	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E

Inflation
R$ ( IPC-Fipe)	4.4%	6.5%	4.6%	4.5%	4.1%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
R$( IPCA)	4.5%	6.6%	5.0%	4.5%	4.4%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
R$ (IGP-M)	7.8%	12.0%	5.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
US$ (CPI)	3.0%	3.1%	2.6%	2.3%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Exchange Rate
R$ / US$ - Average	1.95	1.63	1.75	1.80	1.85	1.90	1.91	1.95	1.99	2.04	2.08
R$ / US$ - End of Period	1.77	1.64	1.73	1.81	1.85	1.89	1.93	1.97	2.01	2.06	2.10

Interest Rate
Selic - Average	12.0%	12.7%	14.0%	12.4%	11.8%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%

GDP - Growth
Brasil - GDP Real	5.4%	4.8%	3.9%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
Brasil - GDP Nominal	10.1%	11.7%	9.1%	8.8%	8.7%	8.6%	8.6%	8.6%	8.6%	8.6%	8.6%

Source: Focus Report – Central Bank of Brazil, base-date August 1st, 2008, CMAI

22	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Valuation	Free Translation
- Price Scenario	Of the Original in Portuguese

CMAI Scenario

• We considered, as reference in our prices model, the international prices projections made by CMAI, one of the main international petrochemical consulting firms, as of July 2008 and provided by Braskem

• The CMAI Scenario is converging to a naphtha to crude oil price relation of 8.9 times in the long-term

23	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Valuation	Free Translation
- Price Scenario (Cont’d)	Of the Original in Portuguese

24	Valuation Report of Braskem and its Subsidiaries – August 2008

Companies Valuation	Free Translation
- Price Scenarios (Cont’d)	Of the Original in Portuguese

25	Valuation Report of Braskem and its Subsidiaries – August 2008

26	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem Operational	Free Translation
- Price Assumptions	Of the Original in Portuguese

Main Assumptions

• We used as a base in our Discounted Cash Flow analysis:

• Price projections for Braskem products were calculated by the Company taking into consideration the reference prices per product in international markets as projected by CMAI Scenario and the pricing dynamics for the domestic market, which includes import parity, freight, service margin, among others

27	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem Operational - Sales Volume Assumptions	Free Translation Of the Original in Portuguese

Main Assumptions

• Braskem was analyzed on a stand alone basis, without considering any capacity increase

• The average installed capacity utilization rate is 96% in the years without maintenance shutdowns in the cracker units and 92% in the years with shutdowns (2008, 2010, 2014 e 2016)

• For the calculation of perpetuity, the normalized year considers the average production of the forecast period

• The technical yields of Braskem Operational were provided by Braskem and reflect the recent historical performance of the Company

28	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem - Operational Performance	Free Translation Of the Original in Portuguese

Main Assumptions

• Net sales were calculated by multiplying the projected prices by the sales volume of the main products

• The cost of goods sold was calculated based on the average cost of naphtha between domestic and external markets and other historical costs of the Company.

• The average price of naphtha acquired by Braskem in the domestic and in the external market were projected based on the historical relation between Braskem’s domestic and external naphtha acquisition costs and international reference ARA (Amsterdam -Rotterdam -Antwerp)

• The selling expenses were calculated as a percentage of net sales based on Braskem historical figures

29	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem - Operational Performance (Cont.)	Free Translation Of the Original in Portuguese

Main Assumptions

• The annual depreciation and amortization were calculated using the timetable for the existing property, plant and equipment (PP&E) and projected investments, following the projections obtained from and discussed with the Company

• The working capital assumptions were based on the average turnover of the main working capital accounts (operating short term assets and operating short term liabilities) for the first half of 2008

• The income tax rates (IR and CSLL) were calculated based on on existing tax losses carryforward valid until 2013 and other tax credits

Terminal Value

• Calculated using the Gordon perpetuity growth model, considering a real growth of 0.5%

• Normalized free cash flow calculated using the inflation -adjusted average of the projected period (2017 nominal terms)

30	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem - Free Cash Flow	Free Translation Of the Original in Portuguese

Free Cash Flow (in US$ MM)

		2H08E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	N

Free Cash Flow to Firm

EBIT	US$ MM	236	219	49	(2)	143	401	477	654	534	689	751
Taxes	US$ MM	(49)	(46)	(10)	-	(30)	(85)	(162)	(222)	(181)	(234)	(255)
			-	-	-	-	-	-	-	-	-	-
NOPAT	US$ MM	187	173	39	(2)	113	316	315	432	352	455	495
Depreciation & Amortization	US$ MM	340	655	705	746	724	649	656	650	656	377	328
Change in Working Capital	US$ MM	(73)	7	37	6	(16)	(25)	(9)	(30)	15	10	(72)
Capital Expenditures	US$ MM	(172)	(255)	(326)	(260)	(262)	(270)	(354)	(280)	(351)	(286)	(328)

Free Cash Flow	US$ MM	282	580	455	490	559	670	607	773	672	556	423

Free Cash Flow (in BRL MM)

		2H08E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	N

Fluxo de Caixa Livre

EBIT	R$ MM	385	383	88	(4)	272	766	930	1,304	1,087	1,433	1,562
Taxes	R$ MM	(80)	(80)	(18)	-	(57)	(162)	(316)	(443)	(370)	(487)	(531)
			-	-	-	-	-	-	-	-	-	-
NOPAT	R$ MM	304	303	70	(4)	215	604	614	861	718	946	1,031
Depreciation & Amortization	R$ MM	555	1,147	1,270	1,380	1,376	1,239	1,279	1,295	1,336	785	681
Change in Working Capital	R$ MM	(119)	12	67	12	(30)	(48)	(18)	(59)	31	21	(151)
Capital Expenditures	R$ MM	(281)	(446)	(587)	(482)	(499)	(516)	(690)	(557)	(715)	(596)	(681)

Free Cash Flow	R$ MM	459	1,016	819	906	1,062	1,280	1,185	1,540	1,370	1,157	880

31	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem - Discount Rate (WACC)	Free Translation Of the Original in Portuguese

32	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem - Equity Value Calculation	Free Translation Of the Original in Portuguese

Net Debt

Net Debt + Other Liabilities as of June 30th, 2008
R$ MM

Total Financial Liabilities	7,196	Total Financial Liabilities	7,196
Short Term Debt	664	+ Other Liabilities	34
Long Term Debt	5,250	- Total Financial Assets	(1,571)
Short Term Debentures	22	- Net Debt Adjustments	(694)
Long Term Debentures	800	= Net Debt + Other Liabilities	4,966
InterCompany Debt	461	Exchange Rate (R$ / US$) as of June 30th, 2008	R$ 1.59
+ Other Liabilities	34	= Net Debt + Other Liabilities (in US$ MM)	3,123

Dividends Payables	4
Pension Liability	20
Long Term Employees Invcentives	11	- Net Debt Adjustments	(694)
- Total Financial Assets	1,571	Copesul Tender Offer	(748)
Cash & Equivalents	1,563	Share Repurchase Program	54
Short Term Investments	0
Long Term Investments	8

Equity Value

Equity Value	WACC (US$ Nominal)
US$ MM (except when mentioned)	9.49%	9.99%	10.49%
NPV of FCF	3,707	3,636	3,566
NPV of TV	3,031	2,828	2,651
Enterprise Value	6,738	6,464	6,217
- Net Debt + Other Liabilities		(3,123)

= Equity Value (in US$ MM)	3,615	3,341	3,094

Exchange Rate as of June 30th, 2008		R$ 1.59	/ US$

= Equity Value (in R$ MM)	5,748	5,312	4,920

33	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem - Sensitivities	Free Translation Of the Original in Portuguese

34	Valuation Report of Braskem and its Subsidiaries – August 2008

35	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Operating Assumptions	Of the Original in Portuguese

Main Assumptions

• IPQ is the company resulting from the merger of Copesul into Ipiranga Petroquímica

• Main assumptions in the Discounted Cash Flow analysis :

• Ethylene and propylene reference prices on international markets (Europe) as projected by CMAI, considering margin sharing for ethylene

• The margin sharing calculation reflects an agreement between Copesul and the 2nd generation companies in Triunfo’s petrochemical complex (Braskem, Ipiranga e Triunfo) in order to share the profitability of the petrochemical chain among 1st and 2nd generation companies

• The propylene prices are based on Copesul’s ethylene list price and are adjusted by the relationship of ethylene to propylene for European prices projected by CMAI Scenario

36	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Volumes Assumptions	Of the Original in Portuguese

Main Assumptions

• IPQ is analyzed on a stand alone basis

• Forecasted ethylene capacity increase of 25,000 tons for Copesul starting in 2008, as reported in Braskem’s 2Q08 release

• The average installed capacity utilization rate, based on historical averages of IPQ and Copesul and on future availability of raw material, is:

• 98% in the cracker units in the years without maintenance shutdowns and 93% in the years with shutdowns (2008, 2011, 2014 and 2017)

• 87.8% for polyethylene and 81.3% for polypropylene

• For the calculation of perpetuity, the normalized year considers the average production of the forecast period

• The historical technical yields of Copesul and Ipiranga were kept constant for the entire forecast period

37	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Operational Performance	Of the Original in Portuguese

Main Assumptions

• Net sales were calculated by multiplying the projected prices by the sales volume of the main products

• The cost of goods sold is calculated based on the total acquisition price of naphtha projected by Scenario CMAI, as well as on the total acquisition price of butene, ethylene, propylene supplied by CMAI, and on other costs of Ipiranga Petroquímica

• Historically, the acquisition price for the company’s naphtha and condensates presents a discount to the international reference ARA (Amsterdam -Rotterdam -Antwerp)

• Consequently, we consider an average price for naphtha and condensates acquired with a discount when compared to the international reference (ARA) for the entire projection period

• The average prices of ethylene and propylene acquired by Ipiranga Petroquímica are determined using the sales prices of Copesul considering the margin sharing as well as international prices for these products as reference for volumes not acquired from Copesul

38	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Operational Performance (Cont.)	Of the Original in Portuguese

Main Assumptions

• The annual depreciation and amortization were calculated using the timetable for the existing property, plant and equipment (PP&E) and projected investments, following the projections obtained from and discussed with the Company

• The working capital assumptions were based on the average turnover of the main working capital accounts (operating short term assets and operating short term liabilities) for the first half of 2008

• The income tax rates (IR and CSLL) were calculated taking into consideration existing tax losses carryforward and tax credits

Terminal Value

• Calculated using the Gordon perpetuity growth model, considering a real growth of 0%

• Normalized free cash flow calculated using the inflation -adjusted average of the projected period (2017 nominal terms)

39	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Free Cash Flow	Of the Original in Portuguese

Free Cash Flow (in US$ MM)

		2H08E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	N

Free Cash Flow to Firm
EBIT	US$ MM	175	235	231	240	365	524	579	686	623	463	515
Taxes	US$ MM	(42)	(56)	(55)	(57)	(103)	(178)	(197)	(233)	(212)	(158)	(175)
NOPAT	US$ MM	134	179	176	183	262	346	382	453	411	306	340
Depreciation & Amortization	US$ MM	(4)	192	153	79	71	77	85	88	93	103	87
Change in Working Capital	US$ MM	125	(1)	16	12	(17)	(14)	(7)	(20)	(2)	10	(2)
Capital Expenditures	US$ MM	(12)	(53)	(54)	(107)	(56)	(58)	(115)	(60)	(61)	(122)	(87)

Free Cash Flow	US$ MM	(53)	312	287	162	252	338	332	445	426	287	328

Free Cash Flow (in BRL MM)

		2H08E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	N

Free Cash Flow to Firm
EBIT	R$ MM	286	412	417	444	693	1,000	1,130	1,368	1,269	964	1,072
Taxes	R$ MM	(68)	(98)	(99)	(106)	(196)	(340)	(384)	(465)	(431)	(328)	(364)
NOPAT	R$ MM	218	314	318	338	497	660	746	903	837	636	707
Depreciation & Amortization	R$ MM	(7)	336	275	146	135	146	165	176	189	214	181
Change in Working Capital	R$ MM	204	(2)	30	22	(33)	(28)	(13)	(39)	(4)	21	(3)
Capital Expenditures	R$ MM	(19)	(93)	(98)	(198)	(106)	(111)	(224)	(120)	(125)	(254)	(181)

Free Cash Flow	R$ MM	(87)	546	517	299	480	646	648	887	867	597	683

40	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Discount Rate (WACC)	Of the Original in Portuguese

41	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Equity Value	Of the Original in Portuguese

Net Debt

Net Debt + Other Liabilities as of June 30th, 2008
R$ MM

Total Financial Liabilities	2,214	Total Financial Liabilities	2,214
Short Term Debt	160	+ Other Liabilities	17
Long Term Debt	2,055	- Total Financial Assets	(827)
+ Other Liabilities	17	= Net Debt + Other Liabilities	1,404
Dividends Payables	4	Exchange Rate (R$ / US$) as of June 30th, 2008	R$ 1.59
Pension Liability	14	= Net Debt + Other Liabilities (in US$ MM)	883

- Total Financial Assets	827
Cash & Equivalents	198
Short Term Investments	8
Long Term Investments	17
Inter Company Receivables	603

Equity Value

Equity Value	WACC (US$ Nominal)
US$ MM (except when mentioned)	9.99%	10.49%	10.99%
NPV of FCF	1,947	1,910	1,874
NPV of TV	1,696	1,596	1,507
Enterprise Value	3,643	3,506	3,381
- Net Debt + Other Liabilities		(883)

= Equity Value (in US$ MM)	2,760	2,623	2,498

Exchange Rate as of June 30th, 2008		R$ 1.59	/ US$

= Equity Value (in R$ MM)	4,388	4,170	3,971

42	Valuation Report of Braskem and its Subsidiaries – August 2008

IPQ	Free Translation
- Sensitivities	Of the Original in Portuguese

43	Valuation Report of Braskem and its Subsidiaries – August 2008

44	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Price Assumptions	Free Translation Of the Original in Portuguese

Main Assumptions

• Main assumptions in the Discounted Cash Flow analysis:

• Prices were calculated considering the same prices projected for Braskem in the internal and external markets

45	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Sales Volume Assumptions	Free Translation Of the Original in Portuguese

Main Assumptions

• Petroquímica Paulínia was considered on a stand alone basis without any capacity increase

• The projected average installed capacity utilization rate is 95% after 2008

• For the calculation of perpetuity, we have considered a normalized year using the average production of the forecast period

• As Petroquímica Paulínia does not have historical data we used technical yields provided by Braskem

46	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Operational Performance	Free Translation Of the Original in Portuguese

Main Assumptions

• Net sales were calculated by multiplying the projected prices by the volume of polypropylene sold

• Cost of goods sold calculated based on the total acquisition price of propylene and other historical costs

• The projected price of propylene acquired from Petrobras is based on the international reference price plus a premium

• The selling expenses were calculated as a percentage of net sales based on Braskem estimates

47	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Operational Performance (Cont.)	Free Translation Of the Original in Portuguese

Main Assumptions

• The annual depreciation and amortization were calculated using the timetable for the existing property, plant and equipment (PP&E) and projected investments, following the projections obtained from and discussed with the Company

• The working capital assumptions were based on the average turnover of the main working capital accounts (operating short term assets and operating short term liabilities) provided by Braskem, as there is no historical data for Petroquímica Paulínia

• The income tax rate used (IR and CSLL) is 34% (25% and 9% respectively)

Terminal Value

• Calculated using the Gordon perpetuity growth model, considering a real growth of 0%

• Normalized free cash flow calculated using the inflation -adjusted average of the projected period (2017 nominal terms)

48	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Free Cash Flow	Free Translation Of the Original in Portuguese

Free Cash Flow (in US$ MM)

		2H08	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	N

Free Cash Flow to Firm
EBIT	US$ MM	(20)	21	48	31	65	109	130	131	132	120	160
Taxes	US$ MM	-	(7)	(16)	(10)	(22)	(37)	(44)	(44)	(45)	(41)	(54)
NOPAT	US$ MM	(20)	14	32	20	43	72	86	86	87	79	106
Depreciation & Amortization	US$ MM	48	45	46	45	44	44	44	44	43	43	6
Change in Working Capital	US$ MM	(92)	(38)	(7)	(1)	(13)	(11)	(10)	(4)	(2)	(0)	(7)
Capital Expenditures	US$ MM	(18)	(5)	(15)	(5)	(5)	(5)	(5)	(5)	(5)	(6)	(6)

Free Cash Flow	US$ MM	(82)	17	55	59	69	100	115	120	123	116	98

Free Cash Flow (in BRL MM)

		2H08	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	N

Free Cash Flow to Firm
EBIT	R$ MM	(33)	5	67	44	117	209	260	271	280	260	333
Taxes	R$ MM	-	(2)	(23)	(15)	(40)	(71)	(88)	(92)	(95)	(88)	(113)
NOPAT	R$ MM	(33)	3	44	29	77	138	172	179	185	172	220
Depreciation & Amortization	R$ MM	78	79	82	83	84	85	86	87	88	89	12
Change in Working Capital	R$ MM	(149)	(66)	(13)	(2)	(25)	(21)	(19)	(9)	(4)	(1)	(15)
Capital Expenditures	R$ MM	(30)	(8)	(27)	(9)	(9)	(10)	(10)	(11)	(11)	(12)	(12)

Free Cash Flow	R$ MM	(134)	8	86	100	127	192	229	247	258	249	205

49	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Discount Rate (WACC)	Free Translation Of the Original in Portuguese

Calculation of Discount Rate

50	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Equity Value Calculation	Free Translation Of the Original in Portuguese

Net Debt

Net Debt + Other Liabilities as of June 30th, 2008
R$ MM

Total Financial Liabilities	637	Total Financial Liabilities	637
Short Term Debt	46	+ Other Liabilities	0
Long Term Debt	527	- Total Financial Assets	(6)
Inter Company Debt	65	= Net Debt + Other Liabilities	631
+ Other Liabilities	0	Exchange Rate (R$ / US$) as of June 30th, 2008	R$ 1.59
Dividends Payables	0	= Net Debt + Other Liabilities (in US$ MM)	397

Pension Liability	0
- Total Financial Assets	6
Cash & Equivalents	6

Equity Value

Equity Value	WACC (US$ Nominal)
US$ MM (except when mentioned)	9.38%	9.88%	10.38%
NPV of FCF	363	351	340
NPV of TV	556	521	489
Enterprise Value	919	872	829
- Net Debt + Other Liabilities		(397)

= Equity Value (in US$ MM)	521	474	432

Exchange Rate as of June 30th, 2008		R$ 1.59	/ US$

= Equity Value (in R$ MM)	829	754	687

51	Valuation Report of Braskem and its Subsidiaries – August 2008

Petroquímica Paulínia - Sensitivities	Free Translation Of the Original in Portuguese

52	Valuation Report of Braskem and its Subsidiaries – August 2008

53	Valuation Report of Braskem and its Subsidiaries – August 2008

Ipiranga Química - Valuation Based on Transaction Multiples	Free Translation Of the Original in Portuguese

• Based on an average multiple of comparable transactions, the equity value of Ipiranga Química ranges from BRL 171 MM to BRL 189 MM

54	Valuation Report of Braskem and its Subsidiaries – August 2008

55	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem (Consolidated) - Valuation Summary	Free Translation Of the Original in Portuguese

• We did not consider any synergies from the merger of the Assets into Braskem, as the Companies are being valued on a stand alone basis. Nevertheless, as it announced previously, Braskem calculated synergies with a net present value of US$ 1.1 Bn resulting from that merger

56	Valuation Report of Braskem and its Subsidiaries – August 2008

Braskem (Consolidated) - Book Value per Share and Average Share Price	Free Translation Of the Original in Portuguese

57	Valuation Report of Braskem and its Subsidiaries – August 2008

58	Valuation Report of Braskem and its Subsidiaries – August 2008

59	Valuation Report of Braskem and its Subsidiaries – August 2008

Free Translation
Glossary	Of the Original in Portuguese

Terms and Definitions used in the Valuation Report

• ABIQUIM: Associação Brasileira da Indústria Química (Brazilian Chemical Industry Association)

• Beta: coefficient measuring the non diversified risk (systemic risk) of a security. The coefficient indicates the correlation between the returns of that security and that of the market as a whole

• CMAI: Chemical Market Associates, Inc., one of the leading consulting firms specialized on the petrochemical industry

• EBIT: Earnings Before Interest and Taxes

• EBITDA : Earnings Before Interest, Taxes, Depreciation and Amortization

• Equity Risk Premium: return premium between the risk free rate and the return required by investors to compensate for the additional risk related to the equity market

• FOB: Free on Board, commercial terminology referring to a sale in which the seller delivers the goods loaded in the ship for export

• HDPE: High Density Polyethylene

• LDPE: Low Density Polyethylene

• LLDPE : Linear Low Density Polyethylene

• MDPE: Medium Density Polyethylene

• PE: Polyethylene

• PP: Polypropylene

• WACC : Weighted Average Cost of Capital

60	Valuation Report of Braskem and its Subsidiaries – August 2008

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.